UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2012 and the registration statement on Form F-3 filed with the SEC on September 24, 2009 and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

		Page

Explanatory note regarding Exhibit A		3

Explanatory note regarding Exhibit B		3

Exhibit Index

Exhibit A	Revised Tables in 2011 Form 20-F

Exhibit B	Certain Changes to 2011 Form 20-F

Exhibit C	Unaudited Condensed Consolidated Financial Statements for the Three-Month Period ended March 31, 2012

Exhibit D	Letter Regarding Change in Certifying Accountant

EXPLANATORY NOTE REGARDING EXHIBIT A

Revised Tables in 2011 Form 20-F

Exhibit A hereto contains the revised tables replacing the tables appearing on pages 5, 79 and 125 of our 2011 Form 20-F.

EXPLANATORY NOTE REGARDING EXHIBIT B

Exhibit B describes certain changes to our 2011 Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2012

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit A	Revised Tables in 2011 Form 20-F

Exhibit B	Certain Changes to 2011 Form 20-F

Exhibit C	Unaudited Condensed Consolidated Financial Statements for the Three-Month Period ended March 31, 2012

Exhibit D	Letter Regarding Change in Certifying Accountant

5